UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 New Gold, Inc.
                                (Name of Issuer)

                         Common Shares without par value
                         (Title of Class of Securities)

                                    644535106
                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 12 Pages

CUSIP No. 644535106                    13G                   Page 2 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                     [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
-----------------------------------------------------------------------

CUSIP No. 644535106                    13G                   Page 3 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                     [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
-----------------------------------------------------------------------

CUSIP No. 644535106                    13G                   Page 4 of 12 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS

            Highbridge Statistical Opportunities Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    300 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    300 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            300 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                     [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
-----------------------------------------------------------------------

CUSIP No. 644535106                    13G                   Page 5 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    300 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    300 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            300 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                     [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
-----------------------------------------------------------------------

CUSIP No. 644535106                    13G                   Page 6 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    300 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    300 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            300 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                     [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
-----------------------------------------------------------------------

CUSIP No. 644535106                    13G                   Page 7 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    300 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    300 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            300 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                     [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
-----------------------------------------------------------------------

CUSIP No. 644535106                    13G                   Page 8 of 12 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on September 5, 2007 (the "Original Schedule 13G" and the Original
Schedule 13G as amended, the "Schedule 13G") with respect to Common Shares without par value ("Common Shares") of New Gold, Inc., a corporation organized under the laws of British Columbia, Canada (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        HENRY SWIECA
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As of the date of this filing, (i) Highbridge International LLC no longer beneficially owns any Common Shares, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. no longer beneficially owns any Common Shares, (iii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns 300 Common Shares and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 300 Common Shares beneficially owned by Highbridge Statistical Opportunities Master Fund, L.P.

        Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and Highbridge Statistical Opportunities Master Fund, L.P. Glenn Dubin is the

CUSIP No. 644535106                    13G                   Page 9 of 12 Pages

Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Common Shares held by Highbridge Statistical Opportunities Master Fund, L.P.

        (b) Percent of class:

        Exhibit 99.1 attached to the Company's Current Report on Form 6-K filed on August 14, 2008 indicates that as of June 30, 2008, there were 37,005,717 Common Shares outstanding. In addition, Exhibit 99.1 attached to the Company's Current Report on Form 6-K filed on September 16, 2008 indicates that on June 30, 2008, the Company completed a business combination with Metallica Resources Inc. and Peak Gold Ltd. Shareholders of Metallica Resources Ltd. received 0.9 Common Share for each common share of Metallica Resources Inc. As of June 30, 2008, there were 97,164,246 Common Shares of Metallica Resources Inc. outstanding. Therefore, the Company issued 87,447,821 Common Shares to the shareholders of Metallica Resources Inc. Shareholders of Peak Gold Ltd. received
0.1 Common Share for each common share of Peak Gold Ltd. As of June 30, 2008, there were 874,324,730 Common Shares of Peak Gold Ltd. outstanding. Therefore, the Company issued 87,432,473 Common Shares to the shareholders of Peak Gold Ltd. As a result, as of June 30, 2008, based on the foregoing calcualtion there were 211,886,011 Common Shares outstanding. Therefore, based on the Company's outstanding Common Shares, (i) Highbridge International LLC no longer beneficially owns any Common Shares of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. no longer beneficially owns any Common Shares of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns approximately 0.00% of the outstanding Common Shares of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 0.00% of the outstanding Common Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.

        (c) Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote

                 0

           (ii)  Shared power to vote or to direct the vote

                 See Item 4(a)

          (iii)  Sole power to dispose or to direct the disposition of

                 0

           (iv)  Shared power to dispose or to direct the disposition of

                 See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

CUSIP No. 644535106                    13G                   Page 10 of 12 Pages

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 4, 2009, by and among Highbridge Statistical Opportunities Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 644535106                    13G                   Page 11 of 12 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 4, 2009

HIGHBRIDGE CAPITAL MANAGEMENT, LLC      HIGHBRIDGE INTERNATIONAL LLC

                                        By:  Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    -----------------------------
Name:  John Oliva                         By: /s/ John Oliva
Title: Managing Director                      ------------------------------
                                         Name:  John Oliva
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE         HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.                        MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
    ------------------------------           ------------------------------
Name:  John Oliva                        Name:  John Oliva
Title: Managing Director                 Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
---------------------------------        ---------------------------------
GLENN DUBIN                              HENRY SWIECA

CUSIP No. 644535106                    13G                   Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares without par value, of New Gold, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 4, 2009



HIGHBRIDGE CAPITAL MANAGEMENT, LLC
                                         HIGHBRIDGE STATISTICAL OPPORTUNITIES
                                         MASTER FUND, L.P.

                                         By: Highbridge Capital Management, LLC
By: /s/ John Oliva                           its Trading Manager
    ---------------------------
Name: John Oliva
Title: Managing Director
                                         By: /s/ John Oliva
                                             -------------------------------
                                             Name:  John Oliva
                                             Title: Managing Director



/s/ Glenn Dubin                          /s/ Henry Swieca
--------------------------------         -----------------------------------
GLENN DUBIN                              HENRY SWIECA